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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:
04146				12-31-2015
811-
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:
John Hancock Variable Insurance Trust
4. Address of principal executive office (number, street, city, state, zip code):
601 Congress Street Boston, MA 02210

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
John Hancock Variable Insurance Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Franklin Templeton Founding Allocation Trust, Core Strategy Trust, Lifestyle Aggressive MVP, Lifestyle Balanced MVP, Lifestyle Conservative MVP, Lifestyle Growth MVP, Lifestyle Moderate MVP, Lifestyle Aggressive PS Series, Lifestyle Growth PS Series, Lifestyle Balanced PS Series, Lifestyle Moderate PS Series, Lifestyle Conservative PS Series (individually, the “Portfolio”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of December 31, 2015. Management is responsible for each Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about each Portfolio's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about each Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2015, and with respect to agreement of security purchases and sales, for the period from August 31, 2015 (the date of our last examination) through December 31, 2015:

-	Confirmation of the number of shares of beneficial interest of the underlying funds owned by each Portfolio and held by John Hancock Life Insurance Company, USA, a transfer agent that uses the book entry method of accounting for shares; and

-	Reconciliation of all such shares of beneficial interest to the books and records of each Portfolio and John Hancock Life Insurance Company, USA.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on each Portfolio's compliance with specified requirements.

In our opinion, management's assertion that Franklin Templeton Founding Allocation Trust, Core Strategy Trust, Lifestyle Aggressive MVP, Lifestyle Balanced MVP, Lifestyle Conservative MVP, Lifestyle Growth MVP, Lifestyle Moderate MVP, Lifestyle Aggressive PS Series, Lifestyle Growth PS Series, Lifestyle Balanced PS Series, Lifestyle Moderate PS Series and Lifestyle Conservative PS Series, each a series of John Hancock Variable Insurance Trust, complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2015 with respect to securities reflected in the investment accounts of each Portfolio is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of each Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

February 24, 2016

John Hancock Investments John Hancock Fund Administration 601 Congress Street Boston, MA 02210-2805 (617) 663-3000

Management Statement Regarding Compliance with Certain Provisions of the Investment
Company Act of 1940

We, as members of management of Core Strategy Trust, Franklin Templeton Founding Allocation Trust, Lifestyle Aggressive MVP, Lifestyle Balanced MVP, Lifestyle Conservative MVP, Lifestyle Growth MVP, Lifestyle Moderate MVP, Lifestyle Aggressive PS Series, Lifestyle Balanced PS Series, Lifestyle Conservative PS Series, Lifestyle Growth PS Series, and Lifestyle Moderate PS Series, each a series of John Hancock Variable Insurance Trust, (individually, the "Portfolio"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2015, and from August 31, 2015 through December 31, 2015.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2015, and from August 31, 2015 through December 31, 2015, with respect to securities reflected in the investment account of the Company.

John Hancock Variable Insurance Trust

Core Strategy Trust
Franklin Templeton Founding Allocation Trust
Lifestyle Aggressive MVP
Lifestyle Balanced MVP
Lifestyle Conservative MVP
Lifestyle Growth MVP
Lifestyle Moderate MVP
Lifestyle Aggressive PS Series
Lifestyle Balanced PS Series
Lifestyle Conservative PS Series
Lifestyle Growth PS Series
Lifestyle Moderate PS Series

By:	/s/ Salvatore Schiavone
Salvatore Schiavone

Treasurer
Title

2-24-2015
Date